Radio Advertisement

The attached is a transcript of a radio advertisement of Goldcorp Inc.:

Announcer: Dear Goldcorp shareholders. The future of Goldcorp is in your hands! Our friendly merger with Wheaton River Minerals has been challenged by a hostile take-over bid from Glamis Gold.

The merger with Wheaton will increase the value of your Goldcorp shares. Management, Goldcorp’s Board of Directors and its financial advisors have all concluded – the Wheaton acquisition is the best choice for Goldcorp shareholders!

Protect the future of your investment! Vote for the Goldcorp/Wheaton transaction. Ensure your Goldcorp proxy is received by 9:00 AM Toronto Time, February 8, 2005. Visit www.goldcorp.com for information.

END